[GRAPHIC OMITTED]                                                 Press Release


                     CVRD: Exports of Iron Ore and Pellets

Rio de Janeiro, April 3, 2002 - Companhia Vale do Rio Doce (CVRD) consolidated monthly exports of iron ore and pellets, excluding Ferteco, Samarco and GIIC shipments, reached on March 2002 an all time high of 10.6 million tonnes, against 9.8 million tonnes for the same month of 2001.

On the same basis, 2002 first quarter exports reached 26.7 million tonnes, 3.1% higher than 1Q01.

Sales projections, based on expectations prevailing at December 2001, indicated that a recovery of the global demand for iron ore would start on the second half of this year. However, the performance of shipments this year is showing that the demand recovery is taking place sooner than expected.





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                                       For further information, please contact:

          Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.